Via Facsimile and U.S. Mail
Mail Stop 6010


      January 12, 2006




Fred R. Lowe, President
Amcomp Incorporated
701 U.S. Highway One
North Palm Beach, Florida  33408


Re:  	Amcomp Incorporated
Amendment No. 2 to Form S-1 Registration Statement
	File No. 333-128272


Dear Mr. Lowe:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We also note your response to comment 12 indicating that you do not believe that it is necessary to provide the A.M. Best reports. Please provide the supplemental information we previously requested marking it to indicate the support for any and all statistical, factual, quantitative or qualitative statements made in the registration statement attributable to A.M. Best.

Overview, page 1

2. We note your response to comment 10. The discussion in the summary still does not contain a description of what companies are included in your target market. It also does not identify what your underwriting and pricing objectives are. Please provide a brief description in the "Overview" section of the summary.

Operating History, page 1

3. The first sentence under this subheading indicates that the table appearing on page 2 contains "consolidated ratios." We assume that you meant to use the term "combined ratios," but, in any case, the table does not contain this information. You should provide the combined ratios for each of the five years presented in the table in addition to the two other ratios you presented. You may use the accident- year-basis loss ratio in conjunction with the calendar-year-basis expense ratio to calculate a combined ratio. Please make sure that you have explained what the combined ratio represents.

4. We also note that you indicate that a loss ratio plus net expense ratio that is less than 100% would indicate an insurer is earning profits from underwriting" and that companies with lower loss ratios than their peers generally experience greater profitability." While you have not included any comparable loss information for your peers nor included the combined ratio in the table, you appear to be inviting readers to add the numbers in the two lines together. If they do so, they will get the following numbers: 95.9%, 99.3%, 97.8%, 110.1% and 113.0%, suggesting that you have earned profits from underwriting in each of the three most recent years.
However,
you also state "there is no one level of loss ratio that indicates profitability for all insurers" and you also indicate in the last sentence of footnote 1 to the table, that the accident year net loss ratios represent cumulative development through September 30, 2005.
In order to balance the discussion of your operating ratios you should also address the long-tail nature of your business and discuss how these loss ratios are likely to change over time. We also note that premium earned is not the only source of revenue for an insurance company as many insurance companies may earn substantial investment income. Please disclose how an investor should use the information you have provided about your operating ratios.

5. We note that the loss ratio "Accident Year Net Loss and LAE Ratio" presented in the table at the top of page 2 differs from the ratios included on page 9 and 35. It appears that this ratio is an attempt to include the loss ratios after the impact of the significant redundancies disclosed elsewhere in the document. Please clarify for us and in the document exactly how this ratio compares to the others presented and why it is appropriate. Consider the applicability of any non-GAAP guidance as it relates to presenting this apparent alternative ratio to your GAAP loss ratio.

6. Please refer to the last four sentences of the risk factor called
"We operate in a highly competitive industry and may lack the financial resources to compete effectively" on page 14. It appears that the information in those sentences is relevant to the interpretation of the information included in this section and should be briefly mentioned here.

7. Please disclose how a reader should use and what conclusions they can appropriately draw from the information contained in the first and last sentences of the second full paragraph on page 2. It is unclear what the significance of this information is, or why it is appropriate to compare your company to the entire industry. As we indicated in comment 3 in our last letter, if you wish to include this information, you need to also provide information necessary to put it in context, including the similarities and dissimilarities between your company and the other companies used in the comparison, and any additional information necessary to understand the reasons for significant differences you have experienced as compared to your industry as a whole.

8. Please expand the disclosure in the third full paragraph on page 2 to explain the significance of being "among the 15 largest carriers in 7 of our 11 states." We note that disclosure elsewhere indicates that you are a small company competing against a number of significantly larger companies, in almost every state you do business in.

Competitive Strengths, page 3

9. Please provide us with factual support for the claims made in the last sentence of the second bullet.

Summary Historical Consolidated Financial Data, page 9

Notes to Historical Financial Data, pages 11 and 35

10. Please add footnotes that highlight and quantify the significant redundancies that impacted Losses and loss adjustment expenses for all periods presented.




Risk Factors, page 12

We may not be able to collect on our reinsurance receivables, which would adversely affect our financial condition, page 12

11. We note that you state that if all reinsurance recoverables were to become uncollectible your ability to write premium would be severely impacted. If a loss of this magnitude would require you to stop writing premiums in any of the states in which you do business you should so state and identify the affected states. If the states could take other action to remedy this situation please explain what they might be. In any case, you should explain the possible remedies and effects as precisely as you can reasonably determine. Please advise and revise accordingly.

Insurance ratings may become important to our agents and policyholders and an adverse rating could negatively impact our competitive position, page 15

12. We note that you added the phrase "prior to this offering" to two sentences in the third paragraph of the risk factor. This suggests that some change is likely to occur as a result of the offering and appears to be mitigating language that should not be included in a risk factor. Please either delete the phrase, or explain to us why its inclusion is appropriate. Also, please make similar changes in the discussion of your "Business" on page 68.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 37

Liquidity and Capital Resources, page 55

Investments, page 58

13. Refer to your response to comment 36. We continue to believe the additional disclosure that you provided does little to clarify why you made the decision to sell these securities, especially in the 2003 fiscal year, and what your policy is related to this. It is unclear how this decision improved the quality of your portfolio. It seems clear that this decision has reduced the yield on your investment portfolio from 5.3% in FY 2002 to 3.3% in FY 2004. Please enhance your disclosure here to address and quantify the impact of this decline in yield for all periods presented and discuss the continuing impact on future periods. Discuss what your investment policy will be in the future when such negative trend in interest rates continues or reverses. Supplementally tells us if you have made adjustments to your portfolio in years prior to FY 2003 for similar economic and market condition reasons. Consider including a discussion of any change in the average investment term and interest rates that result from these decisions.

Business, page 67

Description of Our Business, page 72

14. We note in your Risk Factors section, page 13, that "Florida OIR approved an overall average 13.5% decrease for all Florida licensed workers` compensation insurers." Since Florida represents 41.2% of your direct premiums written for the nine months ended September 30,
2005 per your discussion on page 72, please expand your MD&A section to discuss and quantify, where possible, the impact this rate reduction is expected to have on your existing and future business operations and your plans to compensate for it.

Loss and Loss Adjustment Expense Reserves, page 80

15. Refer to your response to comment 38. We note your revisions to the disclosure on pages 58-60. However, we also note that you experienced another $2.6 million in redundancies in Florida during the three months ended September 30, 2005 bringing your total redundancy, net of reinsurance, to $13.9 million for the nine months ended September 30, 2005. Please clarify for us and in the disclosure whether additional revisions were made in that interim period to your assumptions or explain how the carried forward estimates continued to significantly impact the interim period, i.e.
what changed in your 2005 estimates over what already changed in your
2004 estimates as a result of this ongoing trend. Quantify the changes in the development factors leading to this continuing redundancy and explain what actually caused them to differ so significantly. Explain how they compare to current experience.



	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.


      You may contact James Peklenk at 202-551-3661 or James
Atkinson
at 202-942-2826 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at 202-551-3609, Suzanne Hayes at 202-551-3675 or me at 202-551-
3710
with any other questions.



								Regards,



								Jeffrey P. Riedler
								Assistant Director


Cc:	David J. Adler, Esq.
	Olshan Grundman Frome Rosenzweig & Wolosky LLP
	Park Avenue Tower
      65 East 55th St.
	New York, N.Y.  10022
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Fred R. Lowe
Amcomp Incorporated
January 12, 2006
Page 1